SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of Semiconductor Manufacturing International Corporation are set out below.

Executive Director
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)

Non-executive Directors
Chen Shanzhi
Gao Yonggang
Lawrence Juen-Yee Lau (Alternate: Datong Chen)
Zhou Jie

Independent Non-executive Directors
Tsuyoshi Kawanishi
Frank Meng
Lip-Bu Tan

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committees	Audit	Compensation	Nomination	Strategic Advisory
Directors	Committee	Committee	Committee	Committee
Zhang Wenyi	-	-	Chairman	—

Tzu-Yin Chiu	-	-	-	Member

Chen Shanzhi	-	-	-	Chairman

Gao Yonggang	Member	-	-	—

Lawrence Juen-Yee Lau (Alternate: Datong Chen)	-	-	-	—

Zhou Jie	-	Member	-	—

Tsuyoshi Kawanishi	-	Member	-	—

Frank Meng	Member	-	Member	Member

Lip-Bu Tan	Chairman	Chairman	Member	Member

Shanghai, May 22, 2012